Eric Envall
David Lin
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

August 3, 2022

Re:	StartEngine Crowdfunding, Inc.
Amendment No. 1 to Form 10-12G
Filed June 6, 2022
File No. 000-56415

Dear Mr. Envall and Mr. Lin:

Thank you for your comments dated June 22, 2022 regarding the Registration Statement of StartEngine Crowdfunding, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 1 to Form 10-12G filed June 6, 2022

Critical Accounting Policies, page 21

1.	We note your response to prior comment 7 and your revised disclosures. We reissue our comment as it relates to the estimation uncertainty related to your investments collectibles and real estate, including impairment risk.

The Company has included additional disclosure on page 23.

Item 10. Recent Sales of Unregistered Securities, page 33

2.	You disclose common stock sales from March 2019 through December 19, 2021, including that for common stock sold from March 11, 2019 through July 7, 2020 you had not yet received funds for all the sales. Please tell us how this activity reconciles to the activity presented in the Consolidated Statements of Stockholders' Equity on page F-5.

The Company has amended its financial statements on page F-23 and added a column entitled “Subscription Receivable.”

Consolidated Financial Statements, page F-3

3.	We note the revisions made to your financial statements for the year ended December 31, 2021 as well as the updated date of your auditor's report. Tell us how you considered the guidance in ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50- 7, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101. In addition, tell us how you considered the impact of the revisions on your internal controls.

The Company amended its financial statements provide all the information required by ASC 250-10-50-7 . In the past year, the Company has hired an additional employee specifically for the preparation of financial statements, and has begun working with an external consultant.

4.	Please revise to include updated financial statements as of and for the quarter ended March 31, 2022, as required by Rule 8-08 of Regulation S-X.

The financial statements as of and for the quarter ended March 31, 2022 are found on page F-1.

Note 2. Summary of Significant Accounting Policies, page F-7

5.	We note your response to prior comment 11. Please revise to include the carrying amounts of your collectible investments by category, for example art, wine, memorabilia and other collectible assets. In addition, revise to include the carrying amounts of your real estate investments by category, for example by portfolio type, e.g. commercial, residential.

The Company has provided additional disclosure on page F-33.

6.	We note your response to prior comment 16 and that the increase in the allowance of $256,525 was written off directly against deferred revenue at the time of invoicing. Please address the following:

a.	Tell us why if accounts deemed unlikely to pay and were written off, you have an outstanding allowance for these accounts;

b.	Tell us how you recognized the bad debt expense for the accounts deemed unlikely to pay;

c.	Tell us how recognizing the increase in the allowance directly against deferred revenue complies with ASC 310-10-35-24; and

d.	Tell us the original offsetting account to which you recognized the deferred revenue of $256,525 and if not cash, why.

The Company notes the following with respect to Comment 6:

a. The Company not written off the invoices yet as it is still attempting to collect on them. The Company did not want to recognize the revenue with outstanding invoices that had a higher likelihood of being unpaid since the Company does not collect these revenues via escrow as it does for its other revenue sources. The Company uses the allowance as a contra-asset to offset the open invoices so that its asset values are not overstated by Accounts Receivable.

b. The Company recognized bad debt for all invoices that were confirmed not to be paying via either communication with the customer, or learning that the customer was out of business via corporate documents.

c. The Company recognized the increase in allowance directly against the deferred revenue, and the Company notes that it was consolidated to reduce Accounts Receivable on the balance sheet per ASC 310-10-35-24. The Company notes that on its balance sheet it shows “Accounts Receivable, net of the allowance.”

d. The Company notes that the original offsetting account for the deferred revenue was accounts receivable as it was invoiced to the customers.

7.	We note your response to prior comment 12. You disclose here that investment stock received from customers has no readily determinable fair value, generally represents small amounts of ownership in your customers and that you account for investment stock received using the cost method, less adjustments for impairment in accordance with ASC 321-10-35-2. Please explain the following:

•	Why you disclose on page F-9 that investment stock is measured at fair value on a recurring basis as a Level 3 measurement.

•	Why you recognized a change in fair value for investment stock of $.3 million for the year ended December 31, 2021.

•	How investment stock received with a cost of $2.9 million and impairment expense of $.4 million as disclosed on page F-11 reconciles to Level 3 Investment Stock activity presented on page F-10.

The Company has amended its financial statements beginning on page F-29 to clarify that the measurement is not done on a recurring basis. In addition, the Company reviewed all shares earned prior to 2021 and on an investment by investment basis impaired the shares where the issuing company either went out of business, had a decrease in valuation, or by review of their financial statements the Company determined that there was an issue of going concern that warranted impairment. The Company also amended its disclosure under “Investments – Stock” on page F-32.

Note 7. Income Taxes, page F-20

8.	We note your response to prior comment 21 and the related adjustment to your effective tax rate reconciliation. Please tell us how you determined the stock-based compensation adjustment of -65.8%, including why you have not recognized a deferred tax asset related to stock-based compensation in prior periods. Please also tell us how you determined the change in the valuation allowance adjustment of 54.1%. Refer to ASC 740-10-50-14.

The Company has not recorded a deferred tax asset related to stock-based compensation due to options primarily being incentive stock options (ISO) which are permanent differences, and accordingly, the Company notes there would be no deferred tax asset. The Company notes that the -65.8% rate is the tax-effected add-back related to the stock-based compensation as a percentage of book pre-tax losses. The Company notes that the change in valuation allowance is the tax-effected usage of deferred tax assets that offset estimated taxable income after the add-back of permanent and temporary differences, which can be described as either a change in valuation allowance as presented or the utilization of deferred tax assets. As the utilization of deferred tax assets is part of the change in valuation allowance, the Company determined that the description was adequate since the Company believes a full valuation allowance on deferred tax assets is warranted, as disclosed.

Thank you again for the opportunity to respond to your questions to the Registration Statement of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

Cc:	Howard Marks, CEO, StartEngine Crowdfunding, Inc.
Michele Miller, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission